Explanation of Responses

(1)
As previously disclosed on Statement of Beneficial Ownership on Schedule 13D, as filed by Innoviva, Inc. (the “Reporting Person”) with the Securities and Exchange Commission on February 14, 2020 (the “Schedule 13D”) with respect to shares of common stock, $0.01 par value per share (“Common Stock”) of Armata Pharmaceuticals, Inc., a Washington corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer, which are exercisable for a period of five years from the date of issuance (“Warrants”), on January 27, 2020, the Reporting Person entered into that certain Securities Purchase Agreement with the Issuer (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to the Reporting Person, in a private placement, up to 8,710,800 newly issued shares of Common Stock and Warrants to purchase up to 8,710,800 shares of Common Stock, with an exercise price per share of $2.87.  On February 12, 2020 and in connection with the first closing under the Purchase Agreement, the Issuer issued 993,139 shares of Common Stock and Warrants to acquire additional 993,139 shares of Common Stock of the Issuer (the “First Issuance”).  As previously disclosed on the Schedule 13D, as a result of, and immediately following, the First Issuance, the Reporting Person beneficially owned approximately 16.7% of the shares of Common Stock. On March 27, 2020, the Issuer issued to the Reporting Person 7,717,661 shares of Common Stock and Warrants to acquire additional 7,717,661 shares of Common Stock of the Issuer (the “Second Issuance”).  As a result of the Second Issuance, the percentage beneficial ownership of the Reporting Person in the Issuer increased from approximately 16.7% to approximately 63.7% and the Reporting Person beneficially owns 17,421,600 Shares as of the date of this filing.